Mail Stop 4561

August 6, 2008

By U.S. Mail and Facsimile (202)347-2172

John W. Bordelon
President and Chief Executive Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, LA 70508

Re: Home Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 25, 2008
File No. 333-151492

Dear Mr. Bordelon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

Provision for Loan Losses, page 48

1.   We note your disclosure that you modified your methodology for determining your allowance for loan losses during 2007. Please revise to clearly disclose the specific modifications made to your methodology and quantify the impact that such changes had on the level of your allowance.

Transactions with Related Persons, page 89

2.   We note your use of terms such as "it is the belief of management" and "generally" in the added language on page 97; please remove all qualifying language and conform your representations to those included in the Instructions to Item 404(a) of Regulation S-K.

Legality Opinion, Exhibit 5

3.   We note your opinion is issued as of the "date hereof;" please update your opinion with your next amendment.

* * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor

cc: Raymond Tiernan
Hugh Wilkinson
Elias, Matz, Tiernan & Herrick LLP
734 15th Street, N.W.
12th Floor
Washington, DC 20005